UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 10)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Brembo S.p.A.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Italy
(Jurisdiction of Subject Company’s Incorporation or Organization)

Brembo S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Brembo S.p.A.
Via Brembo, 25
24035 Curno (Bergamo)
Italy
Laura_Panseri@brembo.it
+39 035 6052446
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I-INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Exhibit No.	Description
1.1	Press Release of Brembo S.p.A. of June 20, 2023*
1.2	Notice of Shareholders’ Meeting of Brembo S.p.A. of June 20, 2023*
1.3	Explanatory Report of the Board of Directors of Brembo S.p.A. on the Only Item on the Agenda of the Extraordinary Shareholders’ Meeting, published on June 26, 2023**
1.4	Annex A to the Explanatory Report: New Dutch Articles of Association of Brembo N.V. (English translation)**
1.5	Annex B to the Explanatory Report: Special Voting Shares Terms and Conditions**
1.6	Annex C to the Explanatory Report: Comparative Table of the Main Regulatory Provisions Applicable to Brembo S.p.A. and Those Applicable to Brembo N.V. after the Cross-Border Conversion**
1.7
Annex D to the Explanatory Report: New Italian Articles of Association of Brembo S.p.A. including the Express Par Value of Brembo’s Ordinary Shares and the Transitional Clause Relating to the Share Capital Decrease**

1.8	Questions and Answers Regarding the Proposed Cross-Border Conversion of Brembo S.p.A.***
1.9	Announcement of Brembo S.p.A. of June 22, 2023****
1.10	Press Release of Brembo S.p.A. of July 27, 2023****
1.11	Announcement of Brembo S.p.A. of July 28, 2023****
1.12	Press Release of Brembo S.p.A. of August 4, 2023*****
1.13	Announcement of Brembo S.p.A. of August 4, 2023*****
1.14	Announcement of Brembo S.p.A. of August 5, 2023*****
1.15	Notice of Option Offer of Brembo S.p.A. of August 30, 2023******
1.16	Press Release of Brembo S.p.A. of August 30, 2023******
1.17	Subscription Form******
1.18	Extract from the Notice of the Option Offer of Brembo S.p.A., published on August 31, 2023******
1.19	Press Release of Brembo S.p.A. of October 6, 2023*******
1.20	Press Release of Brembo S.p.A. of December 4, 2023********
1.21	Press Release of Brembo S.p.A. of January 12, 2024*********
1.22	Notice of Change in Share Capital of January 12, 2024*********
1.23	Press Release of Brembo S.p.A. of January 25, 2024**********
1.24	Press Release of Brembo S.p.A. of January 31, 2024

*Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB on June 21, 2023.
**Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on June 27, 2023.
***Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on June 29, 2023.
****Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on July 28, 2023.
*****Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on August 7, 2023.
******Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on August 31, 2023.
*******Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on October 6, 2023.
********Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on December 4, 2023.
*********Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on January 12, 2024.
**********Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on January 25, 2024.

(b)	Not applicable

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in each of the Exhibits listed above.

PART II-INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable

(2)	Not applicable

(3)	Not applicable

PART III-CONSENT TO SERVICE OF PROCESS

Brembo S.p.A. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on June 21, 2023.

PART IV-SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BREMBO S.P.A

By:	/s/ Matteo Tiraboschi
	Name:	Matteo Tiraboschi
	Title:	Executive Chairman

	Date:	January 31, 2024

EXHIBIT INDEX

Exhibit No.	Description
1.1	Press Release of Brembo S.p.A. of June 20, 2023*
1.2	Notice of Shareholders’ Meeting of Brembo S.p.A. of June 20, 2023*
1.3	Explanatory Report of the Board of Directors of Brembo S.p.A. on the Only Item on the Agenda of the Extraordinary Shareholders’ Meeting, published on June 26, 2023**
1.4	Annex A to the Explanatory Report: New Dutch Articles of Association of Brembo N.V. (English translation)**
1.5	Annex B to the Explanatory Report: Special Voting Shares Terms and Conditions**
1.6	Annex C to the Explanatory Report: Comparative Table of the Main Regulatory Provisions Applicable to Brembo S.p.A. and Those Applicable to Brembo N.V. after the Cross-Border Conversion**
1.7
Annex D to the Explanatory Report: New Italian Articles of Association of Brembo S.p.A. including the Express Par Value of Brembo’s Ordinary Shares and the Transitional Clause Relating to the Share Capital Decrease**

1.8	Questions and Answers Regarding the Proposed Cross-Border Conversion of Brembo S.p.A.***
1.9	Announcement of Brembo S.p.A. of June 22, 2023****
1.10	Press Release of Brembo S.p.A. of July 27, 2023****
1.11	Announcement of Brembo S.p.A. of July 28, 2023****
1.12	Press Release of Brembo S.p.A. of August 4, 2023*****
1.13	Announcement of Brembo S.p.A. of August 4, 2023*****
1.14	Announcement of Brembo S.p.A. of August 5, 2023*****
1.15	Notice of Option Offer of Brembo S.p.A. of August 30, 2023******
1.16	Press Release of Brembo S.p.A. of August 30, 2023******
1.17	Subscription Form******
1.18	Extract from the Notice of the Option Offer of Brembo S.p.A., published on August 31, 2023******
1.19	Press Release of Brembo S.p.A. of October 6, 2023*******
1.20	Press Release of Brembo S.p.A. of December 4, 2023********
1.21	Press Release of Brembo S.p.A. of January 12, 2024*********
1.22	Notice of Change in Share Capital of January 12, 2024*********
1.23	Press Release of Brembo S.p.A. of January 25, 2024**********
1.24	Press Release of Brembo S.p.A. of January 31, 2024

*Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB on June 21, 2023.
**Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on June 27, 2023.
***Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on June 29, 2023.
****Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on July 28, 2023.
*****Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on August 7, 2023.
******Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on August 31, 2023.
*******Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on October 6, 2023.
********Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on December 4, 2023.
*********Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on January 12, 2024.
**********Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on January 25, 2024.